------------------
                                                             OMB APPROVAL
                                                            ------------------
                                                            ------------------
                                                            OMB Number:
                                                            3235-0145
                                                            Expires: Dec. 31,
                                                            1997
                                                            Estimated
                                                            average burden
                                                            Hours per form 14.90
                                                            -------------------




                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*

                            News Communications, Inc.
---------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    652484601
                   -----------------------------------
                                 (CUSIP Number)

                              Paul J. Pollock, Esq.
                             Piper & Marbury L.L.P.
                           1251 Avenue of the Americas
                          New York, New York 10020-1104
                                 (212) 835-6280
---------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                  July 28, 1999
                --------------------------------------------
           (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                            (Page 1 of 8 pages)


-----------------
      1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         SEC 1746 (12-91)

                                                          SCHEDULE 13D

CUSIP No.  652484601                                   Page 2 of 8 Pages
---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Melvyn I. Weiss
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |X|
                                                                  (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER
                                1
 NUMBER OF             1,012,157

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY                  2
  OWNED BY             160,701
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING                      1
   PERSON              1,012,157
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER
                              2
                       160,701
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    3
           1,172,858
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES  CERTAIN
     SHARES*    |X|3


---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           17.0%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

           IN
---------------------------------------------------------------------------
1  Includes   33,334  shares  that  may  be  acquired  upon  conversion  of  $10
   Convertible Preferred Stock and 26,667 shares that may be acquired upon exercise of a warrant
2  These shares are owned by M&B Weiss Family  Partnership.
3 Excludes 3,322,772 hares owned by the other parties to a certain stockholders' agreement of which Mr. Weiss disclaims beneficial ownership. See Item 6 for a description of the stockholders' agreement.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1--7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE TTESTATION

                                                          SCHEDULE 13D

CUSIP No.  652484601                                   Page 3 of 8 Pages
---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The M&B Weiss Family Partnership
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |X|
                                                                  (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF             0

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY                  1
  OWNED BY             160,701
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              0
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER
                              1
                       160,701
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2
           160,701
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES  CERTAIN
     SHARES*    |X|2


---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.4%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

           PN
---------------------------------------------------------------------------
1 Voting power is shared with Melvyn I. Weiss and Barbara J. Weiss, the general partners of the partnership.
2 Excludes 4,274,928 shares owned by other parties to a certain stockholders' agreement of which the partnership disclaims beneficial ownership. See Item 6 for a description of the stockholders' agreement.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1--7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

      Item 1.Security and Issuer.

           This statement relates to the common stock, $.01 par value, of News Communications, Inc., a Nevada corporation. The address of News Communications' principal executive office is 174-15 Horace Harding Expressway, Fresh Meadows, NY 11365.


      Item 2.Identity and Background.

     (a) This statement is being filed on behalf of Melvyn I. Weiss and the M&B Weiss Family Partnership (Mr. Weiss and the M&B Weiss Family Partnership are collectively referred to herein as the "Weiss Group").

     (b) The address of Mr. Weiss' principal business office is One Pennsylvania Plaza, New York, NY 10119. The address of the M&B Weiss Family partnership is One Pennsylvania Plaza, New York, NY 10119.

     (c) Mr. Weiss is an attorney and partner in the law firm of Milberg Weiss Bershad Hynes & Lerach LLP. The M&B Weiss Family Partnership is a general partnership formed to own investments on behalf of the family of Mr. Weiss. Mr. Weiss and Mr. Weiss's spouse, Barbara, are the sole general partners of the M&B Weiss Family Partnership. Mr. and Mrs. Weiss are citizens of the United States.

     (d-e)During the last five years, neither Mr. Weiss, Mrs. Weiss nor the M&B Weiss Family has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


      Item 3.Source and Amount of Funds or Other Consideration.

           Purchases by the Weiss Group were made with personal funds.


      Item 4.Purpose of Transaction.

           All securities reported hereunder have been acquired by the Weiss Group in order to obtain an equity position in the Issuer for investment purposes. Depending upon market conditions and other factors that each member of the Weiss Group may deem material to his or its investment decisions, he or it may acquire additional securities of the Issuer in the open market, in private transactions or by any other permissible means, although, except for the Subscription Agreement described in Item 6, such person has no present intention to do so.

           None of the purchases by the Weiss Group were made for the purposes of acquiring control of the Issuer. However, under the terms of the Stockholders' Agreement described in Item 6, the Weiss Group has agreed to vote their shares so as to elect nominees constituting the entire Board of Directors for as long as Steven Farbman ("Farbman") is the President and Chief Executive Officer of the Issuer and, in certain circumstances, has agreed to sell their shares or cause the sale of Farbman's shares in an agreed upon manner which may, in the future, result in a change in control of the Issuer.

           By virtue of the ownership of the Stockholders identified in Item 6, the Weiss Group and the other Stockholders will control the election of all of the members of the Board of Directors of the Issuer. See Item 6. Except as set forth above, none of the members of the Weiss Group has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


      Item 5.Interest in Securities of the Issuer.

           (a-b) As of August 1, 1999, Mr. Weiss and the M&B Family Partnership beneficially owned 1,172,858 shares, or 17.0%, of the Issuer's common stock outstanding as of May 31, 1999 based on the number of shares outstanding as reported in the Issuer's Form 10-QSB for the quarter ended May 31, 1999 plus the 250,000 shares of common stock issued to Farbman on July 28, 1999. Of the shares owned by the Weiss Group, (i) Mr. Weiss has sole voting and dispositive power over 1,012,157 shares (including warrants to purchase 26,667 shares of Common Stock and 33,334 shares of Common Stock issuable upon conversion of shares of $10 Convertible Preferred Stock owned by Mr. Weiss) and (ii) the M&B Weiss Family Partnership, Mr. Weiss and Mrs. Weiss share voting and dispositive power, over 160,701 shares owned by the M&B Weiss Family Partnership.

     By virtue of having entered into the Stockholders' Agreement, each of Mr. Weiss and the M&B Weiss Family Partnership may be deemed under Rule 13d-3 and Rule 13d-5 promulgated under the Exchange Act to be a member of a group with the Stockholders described in Item 6. However, under the Stockholders' Agreement, Mr. Weiss and the M&B Family Partnership retain sole voting power with respect to such shares. Accordingly, pursuant to Rule 13d-4 promulgated under the Exchange Act, the Weiss Group expressly disclaims beneficial ownership of the shares beneficially owned by the other Stockholders and that the filing of this Statement on Schedule 13D shall not be construed as an admission that Mr. Weiss or the M&B Weiss Family Partnership is the beneficial owner, under Section 13(d) or 13(g) of the Exchange Act, of the shares beneficially owned by the other Stockholders.

           (c) Mr. Weiss has not effected any other transaction in shares of News Communications' common stock during the past 60 days, although pursuant to the Subscription Agreement, he has committed to purchase shares of the Issuer's Common Stock on January 31, 2000 if requested by the Issuer. See Item 6.

           (d) Not applicable.

           (e)  Not applicable

      Item 6.Contracts,    Arrangements,    Understandings    or
             Relationships  With  Respect  to  Securities  of  the
             Issuer.

           On July 28, 1999, the Weiss Group entered into a certain Stockholders' Agreement (the "Stockholders' Agreement") by and among the Issuer, Jerry Finkelstein, the Finkelstein Foundation, Inc. and Shirley Finkelstein (collectively, the "Finkelstein Group"); Wilbur L. Ross, Jr. ("Ross"); J. Morton Davis, D.H. Blair Investment Banking Corp., Rivkalex Corporation and Rosalind Davidowitz (collectively, the "Davis Group"); and Farbman (each member of the Finkelstein Group, Ross, the Davis Group and the Weiss Group and Farbman, individually, a "Stockholder" and collectively the "Stockholders"). The Stockholders' Agreement is listed as Exhibit 1 to Item 7 and the terms thereof are incorporated herein by reference.

           Under the terms of the Stockholders' Agreement, for so long as Farbman is President and Chief Executive Officer of the Issuer, the Stockholders have agreed to act to reduce the size of the Issuer's Board of Directors to, and to maintain the size of the Board at, 9 members. The Stockholders have also agreed to vote their Shares so as to elect as directors of the Issuer (i) Finkelstein; (ii) two persons designated by Ross, one of whom shall initially be Ross and the other of whom shall initially be Robert Nederlander; (iii) three persons designated by Farbman, one of whom shall be Farbman, one of whom shall initially be Steven Price and one of whom shall initially be Michael Schenkler;
(iv) one person to be designated by the Weiss Group who shall initially be Gary Weiss; (v) one person to be designated by the Davis Group who shall initially be Martin A. Bell; and (vi) one person to be designated by the Davis Group, the Weiss Group and the Finkelstein Group acting jointly who shall initially be Martin Mendelson. As a result of the Stockholders' Agreement and the collective ownership by the Stockholders of more than 66% of the Issuer's Common Stock, upon the receipt of resignations from the existing Board members who are not being designated for election as directors of the Issuer as described above, the Stockholders will control the election of the members of the entire Board of Directors.

           In addition, the Stockholders' Agreement provides for the disposition of shares of the Issuer's Common Stock under certain circumstances in a specified manner. The Weiss Group, individually or with any other Stockholder, may not sell, other than in open market transactions, 20% or more of the Issuer's Common Stock on a fully diluted basis unless the shares are first offered to Farbman. Conversely, subject to Farbman's first refusal right, if the Weiss Group or any other Stockholders seek to sell shares representing 50% or more of the Issuer's outstanding Common Stock on a fully diluted basis, such Stockholders may force Farbman to sell some or all of his shares in the disposition.

     Finally, pursuant to a subscription agreement dated July 28, 1999 by and among the Issuer and Messrs. Weiss, Ross and Davis, Messrs. Weiss, Ross and Davis have agreed to purchase 445,671, 129,400 and 1,493,625 shares of the Issuer's common stock, respectively, at a purchase price of $1.75 per share, on January 31, 2000, at the request of the Issuer. The proceeds from the sale of the shares will be used to repay the $2,500,000 principal amount of indebtedness of Dan's Papers, a subsidiary of the Issuer, to D.H. Blair Investment Banking Corp., of which Mr. Davis is a director and the sole stockholder, and originally to the Rothschild Recovery Fund L.P., of which Mr. Ross is the Managing Member. The Subscription Agreement is listed as Exhibit 2 to Item 7 and the terms thereof are incorporated herein by reference.

           Except as set forth above in this Item 6, none of Mr. Weiss, Mrs. Weiss or the M&B Family Partnership has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

           The foregoing description of each of the agreements incorporated by reference into this Item 6 are qualified by reference to the actual agreement attached as an exhibit to this Schedule.

      Item 7.Material to be Filed as Exhibits.

           The following are filed herewith as Exhibits:

           Exhibit             Description
           -------             -----------

           1 Stockholders' Agreement dated July 28, 1999 by and among News Communications, Inc., Jerry Finkelstein, The Finkelstein Foundation, Inc., Shirley Finkelstein, Wilbur L. Ross, Jr.; Melvyn I. Weiss, M&B Weiss Family
                     Partnership,   J.  Morton  Davis,  D.H.  Blair
                     Investment Banking Corp., Rivkalex Corporation, Rosalind Davidowitz, and Steven Farbman. (1)

           2 Subscription Agreement dated July 28, 1999 by and among News Communications, Inc., Melvyn
                     I.  Weiss,  Wilbur L. Ross,  Jr. and J. Morton
                     Davis. (1)
      --------------------------------

      (1) Incorporated by reference from the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 1999.

                                    SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

      Dated:  August 6, 1999



                                    /s/ Melvyn I. Weiss
                                    --------------------
                                    Melvyn I. Weiss



                               M&B Weiss Family Partnership


                             By: /s/ Melvyn I. Weiss
                                 -------------------
                                    Melvyn I. Weiss
                                    General Partner